

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2021

Gerald Proehl
President and Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

> **Re: Dermata Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 2, 2021**
> **CIK No. 0001853816**

Dear Mr. Proehl:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 2, 2021

Prospectus Summary
Our Clinical Development Pipeline, page 1

1. We note your disclosure that you intend to advance the clinical development of DMT410 for the treatment of various aesthetic indications, whereas your product pipeline table shows that, in addition to aesthetic conditions, DMT410 is currently in development for hyperhidrosis. If you do not intend to pursue the development of DMT-410 for the treatment of hyperhidrosis, please remove this indication from your pipeline table as your pipeline table should present only programs that are material to your business. We will not object to footnote or other explanatory disclosure indicating, if true, that you intend to rely on Phase 1 clinical trial data for hyperhidrosis to support your trial design or

marketing application for aesthetic indications.

Summary of Risks Associated with Our Business, page 4

2. Please add a bullet point highlighting the risks related to the concentration of ownership of your common stock, as referenced on page 56.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 58

3. Please revise to disclose that there is also a risk that your forum selection provisions may result in increased costs for investors to bring a claim.

Use of Proceeds, page 63

4. We note your disclosure that you expect to use net proceeds from this offering to advance the clinical development of DMT310 for the treatment of rosacea and psoriasis. For each indication, please revise your disclosure to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to complete your clinical trials for these candidates, please revise your disclosure to state the amounts and the sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K. Please also separately quantify the approximate amount intended to be used to advance the clinical development of DMT410 for the treatment of various aesthetic indications and any additional indications.

Capitalization, page 66

5. Please ensure that your capitalization table reflects your most recent debt and capital structure, which would include any outstanding preferred securities, for the actual column.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Year Ended December 31, 2019 and 2020, page 76

6. Please disclose your research and development expenses by product candidate for each period presented. To the extent that you do not track expenses by product candidate, please disclose as such and why.

Business
Our Clinical Development Pipeline and Product Candidates, page 84

7. We note your comparison of the results of your open-label Phase 1b POC clinical trial of DMT410 in 10 axillary hyperhidrosis patients to results seen in clinical trials using between 10 and 20 injections of BOTOX. Since it does not appear that you have conducted head-to-head trials, please revise your disclosure to clearly state this fact and

tell us why you believe these comparisons are appropriate. Address in your response whether you expect to be able to rely on such comparisons to support an application for marketing approval.

<u>Spongilla's Multiple Mechanism of Actions, page 88</u>

8.   We note your disclosure stating that organic material that binds spicules together contains chemical compounds that you have found to be effective in-vitro in inhibiting various facets of skin diseases and conditions. Please revise this statement and similar statements throughout your registration statement that present your conclusion that your product candidate is safe or effective as safety and efficacy determinations are made solely by the U.S. Food and Drug Administration and comparable foreign regulators. Where you deem appropriate, you may present objective data resulting from your trials without including your conclusions related to safety or efficacy. As examples only, we note the following disclosures:

- With positive results for DMT410 in hyperhidrosis....
- Our technology has demonstrated anti-microbial activities directly against cultured *C. acnes*.
- We have also found that the organic material in our sponge reduces sebum production by inhibiting lipogenesis of sebocytes, resulting in reduced oiliness of the skin.
- The safety profile of DMT310 was extremely favorable with no reported drug-related severe adverse events.

<u>Intellectual Property, page 101</u>

9.   Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology (composition of matter, use, or process), the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

<u>Material Agreements</u>
<u>License Agreement between Dermata Therapeutics, LLC and Villani, Inc., page 103</u>

10.   Please revise to disclose the aggregate amounts paid to date under the agreement. In this regard, we note your disclosure in Note 11 of the Notes to Financial Statements regarding Villani's claim for milestone payments of $250,000 and $500,000. Additionally, please disclose the aggregate amount of potential milestone payments broken down by regulatory development and commercial sales milestones. Please also describe the material terms of the License Amendment and Settlement Agreement and revise to quantify the value of the 5,221,156 units of our Series 1c Preferred Units issued to Villani at the time of issuance.

Supply Agreement between Dermata Therapeutics LLC and Reka-Farm LLC, page 104

11.   Please revise to disclose the term of the supply agreement.

3. Summary of Significant Accounting Policies
Net Loss Per Common Unit, page F-9

12.   Please revise to disclose the number of securities that could potentially dilute basic EPS in the future as required by ASC 260-10-50-1.c.

13. Subsequent Events, page F-16

13.   Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Tracey Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christine Westbrook at 202-551-5019 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Steven Skolnick, Esq.